PRIVILEGED AND CONFIDENTIAL

Lucinda K. Treat, Esq.
Executive Vice President and General Counsel
237 Park Avenue, 14th Floor
New York, NY 10017
Phone:	(212) 527-5180
Fax:	(212) 527-4801
E-mail:	lucinda.treat@revlon.com

VIA EDGAR
Mr. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
                         May 1, 2014

Re:      Revlon, Inc.
Revlon Consumer Products Corporation
Form 10-K for year ended December 31, 2013
Filed March 5, 2014
File Nos. 1-11178 and 033-59650

Dear Mr. Cash:

Please find below the response of Revlon, Inc. and Revlon Consumer Products Corporation (together, “Revlon” or the “Company”) to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 1, 2014 (the “Comment Letter”), relating to Revlon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.  For the Staff’s convenience, we have repeated each of the Staff’s comments in the Comment Letter below (in italic type) before each of Revlon’s responses, and numbered each of Revlon’s responses to correspond with the numbers of the comments in the Comment Letter.

Financial Condition, Liquidity and Capital Resources, page 37

1.
Given your foreign operations, please enhance your liquidity disclosures in future periodic filings to quantify the amount of cash and cash equivalents held at foreign locations as of December 31, if material, and address the potential impact on your liquidity of holding cash outside the US.

COMPANY RESPONSE TO COMMENT #1:

The Company acknowledges the Staff’s comments and confirms that we have enhanced our liquidity disclosures in the Financial Condition, Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with the Company’s Form 10-Q for the three months ended March 31, 2014 that we filed with the Commission on April 30, 2014.  The Company will include similar disclosure in future filings. Provided below is the disclosure, which appears below the liquidity paragraph in the aforementioned Form 10-Q:

Mr. John Cash	May 1, 2014
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Page -2-

The Company’s foreign operations held $82.2 million out of the total $184.4 million in unrestricted cash and cash equivalents as of March 31, 2014.  The cash held by the Company’s foreign operations is primarily used to fund such operations.  The Company regularly assesses its cash needs and the available sources of cash to fund these needs. As part of this assessment, the Company determines the amount of foreign earnings, if any, that it intends to repatriate to help fund its domestic cash needs, including for the Company’s debt service obligations, and pays applicable U.S. income and foreign withholding taxes, if any, on such earnings. The Company believes that the cash generated by its domestic operations and availability under the Amended Revolving Credit Facility and other permitted lines of credit should be sufficient to meet its domestic liquidity needs for at least the next twelve months. Therefore, the Company does not currently anticipate that restrictions or taxes on repatriation of foreign earnings will have a material effect on the Company’s liquidity during such period.

Item 15. Exhibits, Financial Statement Schedules, page 65

2.
We note that you have not filed the schedules and exhibits to your term loan and credit agreements filed as exhibits 4.1, 4.4 and 4.5.  As indicated in our prior comment three in our letter dated December 15, 2009, please file a complete copy of your term loan and credit agreements including all of the schedules and exhibits to exhibit 4.1, 4.4 and 4.5 with your next Exchange Act report.

COMPANY RESPONSE TO COMMENT #2:

We respectfully note for the Staff that, in the Company’s response to comment three of the Staff’s letter, dated December 15, 2009, the Company indicated that it would file all “material” schedules and exhibits to its 2006 Term Loan Agreement and 2006 Revolving Credit Agreement, which it did in connection with the filing of its Annual Report on Form 10-K for the year ended December 31, 2009.  Since then, the Company has filed all material schedules and exhibits to any amendments to such agreements, including the Company’s Third Amended and Restated Term Loan Agreement, dated May 19, 2011, Incremental Amendment, dated August 19, 2013, and Third Amended and Restated Revolving Credit Agreement, dated June 16, 2011, which were filed as Exhibits 4.1, 4.4 and 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.  Pursuant to the Staff’s comment set forth above, the Company filed all remaining schedules and exhibits to such agreements as Exhibits 4.1, 4.4 and 4.5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, as filed with the Commission on April 30, 2014.  The Company has redacted certain information included in Exhibits 4.1 and 4.5 pursuant to a request for confidential treatment made by separate correspondence by the Company to the Secretary of the Commission, which was also submitted on April 30, 2014.

Mr. John Cash	May 1, 2014
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Page -3-

Consolidated Statement of Cash Flows, page F-7

3.	Please tell us how you considered the provisions of ASC 230-10-45-13 in classifying the purchases of permanent displays as operating cash flows.

COMPANY RESPONSE TO COMMENT #3:
The Company acknowledges the Staff’s comments and provides the Staff with the following information in respect of the Company’s purchases of permanent displays and the provisions of ASC 230-10.

The Company’s permanent displays, which are recorded within “Other assets” in our consolidated balance sheets, are unique and customized to display Revlon products in our customers’ retail stores in support of the marketing and sale of our products to consumers. These displays are typically designed directly by the Company and/or in collaboration with the Company’s customers to fit our specific product offerings, and generally have a useful life of one to three years. Examples of permanent displays include store fixtures, floor units, counter units, cubes, trays and graphics affixed to a backboard.

In accordance with ASC 230-10-20, investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant and equipment and other productive assets, i.e., assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity's inventory). ASC 230-10-20 further notes that operating activities include all transactions and other events that are not defined as investing or financing activities, and generally involve producing and delivering goods and providing services.

ASC 230-10-45-13 identifies cash outflows that are to be classified as investing activities, ASC 230-10-45-15 identifies cash outflows that are to be classified as financing activities, and ASC 230-10-45-17 identifies cash outflows that are to be classified as operating activities, each of which the Company has considered in respect of the Company’s accounting and in its response to the Staff’s comment.

The Company notes that purchases of permanent displays are in support of the delivery (i.e., marketing and sale) of our goods to end-consumers, and are not considered property, plant and equipment or other productive assets.  Therefore, the Company has consistently classified these cash flows as operating activities, given their direct association with the sale of our products, rather than the production of our products.  Further, the Company believes that the nature of these cash outflows does not meet any of the relevant criteria for classification as cash flows associated with investing activities or financing activities.

In responding to the Staff’s Comment Letter, Revlon acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. John Cash	May 1, 2014
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Page -4-

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of Revlon’s responses to the Staff’s Comment Letter and please do not hesitate to call the undersigned at (212) 527-5180 or Stacy J. Kanter, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497, if you have any questions or need any additional information.

Sincerely,

/s/ Lucinda K. Treat

Lucinda K. Treat, Esq.
Executive Vice President and General Counsel
Revlon, Inc.

cc:	Mindy Hooker
Division of Corporation Finance

Lawrence Alletto
Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Revlon, Inc.
Phone: (212) 527-5181

Stacy J. Kanter, Esq.
Partner
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: (212) 735-3497